UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: October 14, 2005

EXETER DISCOVERS THIRD VEIN SYSTEM AT LA CABEZA - CUELLO EAST

Vancouver, B. C., October 14, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) is pleased to confirm the discovery of a third high-grade gold vein system at its La Cabeza gold project – the Cuello East veins. The discovery is located 150 metres east of the main Cuello vein, and 250 metres east of the recently-announced Cuello West discovery (see news release dated September 22, 2005).

Preliminary assay results from drilling into the Cuello East veins include intercepts of 3 metres at a grade of 9.0 gram per tonne (“g/t”) gold and 9 metres at a grade of 4.2 g/t gold. The new drilling targeted significant surface sampling results announced August 24, 2005. These included sawn surface channel sample traverses of 14 metres at a grade of 2.4 g/t gold and 6 metres at a grade of 30.3 g/t gold.

Detailed Results

Diamond drill hole LCD-62, intersected 5 metres at a grade of 3.3 g/t gold, from a downhole depth of 22 metres (intercept includes 2 metres at a grade of 5.4 g/t gold from 23 metres), followed by a 9 metre intercept at a grade of 4.2 g/t gold from a downhole depth of 35 metres (intercept includes 0.9 metre at a grade of 23.3 g/t gold and 610 g/t silver from 36.2 metres, and 1.3 metres at a grade of 6.5 g/t gold and 80 g/t silver from 39 metres).

Diamond drill hole LCD-24, sited on the same section line as LCD-24 tested the vein at depth. The drill hole intersected 3.85 metres at a grade of 2.4 g/t gold, from a depth downhole of 148.5 metres, followed by a 1 metre intercept at a grade of 5.4 g/t gold, at a depth downhole of 156 metres, followed by a 6.45 metre intercept at a grade of 4.7 g/t gold from a depth downhole of 162 metres (intercept includes 3 metres at a grade of 9.0 g/t gold from 163 metres).

Reverse circulation drill hole LCP-155 located approximately 30 metres north of drill holes LCD-24 and LCD-62, intersected 6 metres at a grade of 1.6 g/t gold and 84 g/t silver from a downhole depth of 45 metres. These results are the first three drill holes effectively to test the Cuello East veins.

Initial Analysis

Mr. Bryce Roxburgh, President and Chief Executive Officer, said: “The Cuello zone is the largest of the four gold mineralized zones on the La Cabeza project. Our conceptual open pit for the Cuello zone developed a single vein only. The discovery of gold mineralization at Cuello West, and now at Cuello East, significantly enhances the resource potential of Cuello. Significantly, all three vein systems at Cuello are open for expansion.

Looking ahead, the Cuello West and East discoveries will, with confirmatory drilling, result in the “laying back” of the western and eastern walls of the conceptual open pit. Accordingly, there is significant potential for enhancing the mining economics of both the Cuello zone and the entire La Cabeza project.”

Additional reverse circulation percussion and diamond drilling is presently being planned as follow-up to the above results. This drilling will be in addition to the 14,000 metre (46,000 feet), three-rig drilling program currently underway. Results for additional exploration drilling will be announced as the program proceeds.

Quality Control and Assurance

Assay results presented in this news release are preliminary and were calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. Widths presented in this news release are drill intersection widths and may not represent true widths. Matthew Williams (MAusIMM), Exeter’s Exploration Manager and a “qualified person” within the definition of that term in Canadian National Instrument 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. In a technical report dated July 27, 2005, the La Cabeza project was estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold. This estimate is expected to increase significantly with the results of recent exploration. Current development activities at La Cabeza include a three-rig drilling program, as well as engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold properties. Concessions covering a number of epithermal gold targets have been secured and prospecting is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

October 14, 2005

Item 4.	News Release

The Press Release dated October 14, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company confirms the discovery of a third high-grade gold vein system at its La Cabeza gold project - the Cuello East veins. The discovery is located 150 metres east of the main Cuello vein, and 250 metres east of the recently-announced Cuello West discovery (see news release dated September 22, 2005).

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 14th day of October, 2005.

SCHEDULE “A”

For Immediate Release: October 14, 2005

EXETER DISCOVERS THIRD VEIN SYSTEM AT LA CABEZA - CUELLO EAST

Vancouver, B. C., October 14, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) is pleased to confirm the discovery of a third high-grade gold vein system at its La Cabeza gold project – the Cuello East veins. The discovery is located 150 metres east of the main Cuello vein, and 250 metres east of the recently-announced Cuello West discovery (see news release dated September 22, 2005).

Preliminary assay results from drilling into the Cuello East veins include intercepts of 3 metres at a grade of 9.0 gram per tonne (“g/t”) gold and 9 metres at a grade of 4.2 g/t gold. The new drilling targeted significant surface sampling results announced August 24, 2005. These included sawn surface channel sample traverses of 14 metres at a grade of 2.4 g/t gold and 6 metres at a grade of 30.3 g/t gold.

Detailed Results

Diamond drill hole LCD-62, intersected 5 metres at a grade of 3.3 g/t gold, from a downhole depth of 22 metres (intercept includes 2 metres at a grade of 5.4 g/t gold from 23 metres), followed by a 9 metre intercept at a grade of 4.2 g/t gold from a downhole depth of 35 metres (intercept includes 0.9 metre at a grade of 23.3 g/t gold and 610 g/t silver from 36.2 metres, and 1.3 metres at a grade of 6.5 g/t gold and 80 g/t silver from 39 metres).

Diamond drill hole LCD-24, sited on the same section line as LCD-24 tested the vein at depth. The drill hole intersected 3.85 metres at a grade of 2.4 g/t gold, from a depth downhole of 148.5 metres, followed by a 1 metre intercept at a grade of 5.4 g/t gold, at a depth downhole of 156 metres, followed by a 6.45 metre intercept at a grade of 4.7 g/t gold from a depth downhole of 162 metres (intercept includes 3 metres at a grade of 9.0 g/t gold from 163 metres).

Reverse circulation drill hole LCP-155 located approximately 30 metres north of drill holes LCD-24 and LCD-62, intersected 6 metres at a grade of 1.6 g/t gold and 84 g/t silver from a downhole depth of 45 metres. These results are the first three drill holes effectively to test the Cuello East veins.

Initial Analysis

Mr. Bryce Roxburgh, President and Chief Executive Officer, said: “The Cuello zone is the largest of the four gold mineralized zones on the La Cabeza project. Our conceptual open pit for the Cuello zone developed a single vein only. The discovery of gold mineralization at Cuello West, and now at Cuello East, significantly enhances the resource potential of Cuello. Significantly, all three vein systems at Cuello are open for expansion.

Looking ahead, the Cuello West and East discoveries will, with confirmatory drilling, result in the “laying back” of the western and eastern walls of the conceptual open pit. Accordingly, there is significant potential for enhancing the mining economics of both the Cuello zone and the entire La Cabeza project.”

Additional reverse circulation percussion and diamond drilling is presently being planned as follow-up to the above results. This drilling will be in addition to the 14,000 metre (46,000 feet), three-rig drilling program currently underway. Results for additional exploration drilling will be announced as the program proceeds.

Quality Control and Assurance

Assay results presented in this news release are preliminary and were calculated using a 0.5 g/t gold cut-off grade. Check assays are awaited. Widths presented in this news release are drill intersection widths and may not represent true widths. Matthew Williams (MAusIMM), Exeter’s Exploration Manager and a “qualified person” within the definition of that term in Canadian National Instrument 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold/silver projects in Argentina and Chile. In a technical report dated July 27, 2005, the La Cabeza project was estimated to contain an indicated resource of 390,000 ounces of gold and an inferred resource of 500,000 ounces of gold. This estimate is expected to increase significantly with the results of recent exploration. Current development activities at La Cabeza include a three-rig drilling program, as well as engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over gold properties. Concessions covering a number of epithermal gold targets have been secured and prospecting is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, BC. Canada V6C 1G8

Tel: 604.688.9592	Fax: 604.688.9532
Toll-free	1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 14, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director